Exhibit 99.1

Lavoro Announces Voluntary Delisting from the Nasdaq Global Market

SÃO PAULO – February 13, 2026 - Lavoro Limited (Nasdaq: LVRO, LVROW) (the “Company” or “Lavoro”) announced today that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its decision to voluntarily delist its ordinary shares, par value $0.001 per share (the “Ordinary Shares”) and its warrants exercisable for one Ordinary Share at an exercise price of $11.50 (the “Warrants”) from the Nasdaq Global Market.

Lavoro intends to file a Form 25 (Notification of Removal of Listing) with the SEC to remove its Ordinary Shares and Warrants from listing on the Nasdaq Global Market on or about February 24, 2026 and deregister such securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, Lavoro expects that the last trading day of its Ordinary Shares and Warrants on the Nasdaq Global Market will be on or about February 23, 2026. Furthermore, on or about March 6, 2026, the Company intends to file a Form 15 with the SEC to suspend the Company’s reporting obligations under Sections 12(g) and 15(d) of the Exchange Act.

The decision to delist and deregister the Ordinary Shares and Warrants is based on the evaluation of a range of factors and was approved by the Board of Directors. These considerations include the challenging market environment in Brazil during the most recent crop cycles and the costs and expenses associated with being a publicly traded company, particularly given the limited benefits currently associated with maintaining a U.S. public listing.

The Company’s low trading volume and limited public shareholder base have reduced the liquidity of its securities and limited its ability to access the U.S. public capital markets, to attract interest from institutional investors and market analysts, and to use its securities as consideration in strategic transactions. At the same time, the Company continues to incur significant audit, legal and other costs associated with being a reporting company, as well as substantial management time and compliance demands under the Sarbanes-Oxley Act of 2002, SEC rules and Nasdaq listing standards. The burdens associated with operating as a publicly traded company outweigh the advantages to the Company and its shareholders at this time.

Following the delisting of Lavoro’s Ordinary Shares and Warrants from trading on Nasdaq, any trading in such securities would only occur in privately negotiated sales and potentially on an over-the-counter market. There is no guarantee, however, that a broker will make a market in Lavoro’s Ordinary Shares and Warrants and that trading thereof will occur on an OTC market or otherwise.

The Company reserves its right in all aspects to postpone or withdraw the above filings prior to their effectiveness; if necessary, the Company will make any further announcement as required by the Nasdaq listing standards and other applicable laws.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “guidance,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the delisting and deregistration of the Ordinary Shares and Warrants. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Luiz Spinardi

luiz.spinardi@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com